SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File Number: 001-32179
INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)
THE YUKON TERRITORY
(State or other jurisdiction of incorporation or organization)
60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)
Registrant’s telephone number, including area code: (61) 7 4046 4600
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☐      Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Exhibit Index
Revised Management's Discussion and Analysis for Period Ended June 30, 2007
Revised Unaudited Consolidated Financial Statements for Period Ended June 30, 2007 and 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
By:	/s/ Phil Mulacek
Phil Mulacek
Chief Executive Officer

Date: October 29, 2007

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF OCTOBER 2007
Exhibit Index
1.	Revised Management’s Discussion and Analysis for the quarter and six month period ended June 30, 2007.

2.	Revised Unaudited Consolidated Financial Statements for quarter and six month period ended June 30, 2007 and 2006.